Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

PI-88 Phase III Update

Brisbane, Australia, 23rd June 2011.  Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) today provide the following update on PI-88 licensee progress with moving into pivotal Phase III clinical trials in liver cancer.

Medigen Biotechnology Corporation (MBC) licensed PI-88 from Progen on an exclusive worldwide basis for oncology indications in June 2010. MBC will undertake a prospective randomised, double blinded, placebo controlled, parallel group, international, multicentre, Phase III trial of PI-88 in the adjuvant treatment of subjects with hepatitis virus-related hepatocellular carcinoma (HCC) after surgical resection which will be known as the PATRON trial. As previously announced (19th April 2011), the PATRON trial is already approved to proceed in Taiwan by the Taiwanese Food and Drug Administration. MBC has since completed the Taiwan Investigator meeting with more than 20 trial investigators participating.

MBC has also submitted the PATRON protocol to both the Korean and Chinese regulatory authorities for review. Further, MBC informed Progen that the European Medicines Agency’s Committee for Orphan Medicinal Products has positively reviewed the application for PI-88 to receive Orphan Medicinal Product Designation for the treatment of HCC.

Progen’s contract manufacturing subsidiary, PharmaSynth Pty Ltd, has manufactured and coordinated the preparation of the clinical trial drug supplies. These have been sent to MBC’s Clinical Research Organisation for distribution to the clinical trial sites in readiness for the enrolment of the first cohort of patients.

As MBC continues to make progress developing PI-88, Progen benefits through milestone payments and contract manufacturing services provided by PharmaSynth. The next milestone payment is payable when the first patient is treated, which is expected to occur during Q3 2011.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Sue MacLeman

Chief Executive Officer

+61 7 3842 3325

+61 437 211 200

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.